SOUNDWORKS INTERNATIONAL, INC.
8495 ODDFELLOWS ROAD, N.E.
BAINBRIDGE ISLAND, WASHINGTON 98110
(206) 780-0857
Fax: (206) 780-0859

May 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-03 05

Attn: Max Web, Esq.

Re: Soundworks International, Inc. Registration Statement on Form SB-2 File No. 333-53220
Application for Withdrawal of Registration Statement

Gentlemen:

The Company asks to withdraw the above Registration Statement. We have decided not to proceed with the offering at the present time.

No securities were sold under the Registration Statement.

Would you please provide me with a facsimile copy of the Commission's order consenting to the withdrawal of the Registration Statement to the fax number above, with a copy to the Company's counsel Raice Paykin & Krieg LLP at fax number (212) 684-9200, attention: David C. Thomas, Esq. as soon as the order is available.

Sincerely,

/s/ Gerald B. Dennon

Gerald B. Dennon, President